

August 9, 2011

<u>Via E-mail</u>
John Brenholt
Executive Vice President and Chief Financial Officer
c/o Florida East Coast Railway Corp.
7411 Fullerton Street, Suite 100
Jacksonville, FL 32256

> **Re: Florida East Coast Railway Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 2, 2011**
> **File No. 333-173954**
>
> **Florida East Coast Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 2, 2011**
> **File No. 333-174112**

Dear Mr. Brenholt:

We have reviewed your responses to the comments in our letter dated July 12, 2011 and have the following additional comments.

<u>General</u>

1. Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the marked version of the Florida East Coast Railway Corp. amended registration statement unless otherwise noted. Please revise each registration statement or exhibit as applicable.

<u>Exhibit 5.2</u>

2. Please have counsel delete the second full paragraph on page 2 related to the Report. Please also have counsel revise the introductory language to the fifth full paragraph on page 4 to remove the phrase "and in the Report." These limitations are inappropriate in a legality opinion.

3. Please have counsel revise the first sentence of the first full paragraph on page 3 to remove the phrase "and assumed the accuracy, completeness and genuineness of."

4. The conditions set forth in the second full paragraph on page 5 are too broad. Counsel may, however, assume that documents reviewed and relied upon in giving its opinion are true and correct copies of the original documents and that the representations of officers and employees are correct as to questions of fact. Please revise here and throughout the opinion accordingly.

Exhibit 5.2 (Holdings Corp. S-4)

5. Please have counsel revise to define the term "Operative Documents" prior to the first use of the term.

You may contact Jeffrey Sears at (202) 551-3302 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief